1(404) 815-2227
reypascual@paulhastings.com

September 23, 2011	76551.00006

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:

Greenway Medical Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 26, 2011

File No. 333-175619

Dear Mr. Dobbie:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Greenway Medical Technologies, Inc. (the “Company”), is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “ Commission”) on July 15, 2011 (the “Registration Statement”).

Amendment No. 2 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 14, 2011 with respect to Amendment No. 1 to the Registration Statement filed on August 26, 2011 (“Amendment No. 1”).  For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 2 (against Amendment No. 1). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.  Page references in the text of this response letter correspond to the page numbers of Amendment No. 2 unless otherwise indicated.  These responses are made on behalf of the Company.

Staff Comments and Company Responses

General

1.

We note your response to our prior comment 3.  At pages 4 and 51, please clarify that the conclusions drawn regarding the potential return on investment in the company’s products are those of the company and not the third parties conducting the studies or advise.

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to pages 4 and 52 of Amendment No. 2.

Our Solutions, page 3

2.

We note your response to our prior comment 8 and we reissue the comment.  Please remove the phrase that your solutions and services differentiate you from your competition or provide us with

U.S. Securities and Exchange Commission

September 23, 2011

supplemental support that your services differentiate you from your competitors.  We note, for example, the statement that your solutions and services allow your customers to deliver higher-quality care and practice more advanced medicine.

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to pages 3, 52, 55 and 60 of Amendment No. 2.

Risk Factors, page 11

3.

We note your disclosure that your credit facility requires you to maintain specified financial ratios.  If there is a risk that you may be close to not satisfying the ratios, please disclose the current calculation of the ratios and the ratios required to be maintained so that investors may assess the likelihood of a covenant violation.

The Company has never had any amounts outstanding under its Bank of America Credit Facility.  In connection with this offering, the Company is amending the credit facility to contain two financial covenants.  The first covenant is a total leverage ratio covenant which requires that the Company maintain a ratio not exceeding 2:1.  The second covenant is an interest coverage ratio which requires the Company to maintain an EBITDA to interest expense ratio of at least 3:1.  The Company believes it is not in danger of violating these ratios.  Prior to the offering, the credit facility contains a fixed charge covenant which was not satisfied for the fiscal quarters ending March 31, 2011 and June 30, 2011 as a result of the Company’s increase in spending on innovation including capital expenditures and software development.  Upon consummation of the offering, the credit facility will not contain a fixed change covenant ratio.  Again, because of the Company’s liquidity position, lack of outstanding debt, and the size of the credit facility, the Company is comfortable it will satisfy the covenants for the foreseeable future.

Use of Proceeds, page 26

4.

We note your revised disclosure in regards to the Preferred Stock and its conversion at the consummation of the offering.  In regards to the disclosure that in connection with the conversion, each Preferred holder will receive cash, or may elect to receive that cash payment in the form of additional shares, please clarify that the cash payment, or additional common stock conversion election, is in addition to the automatic conversion into the Company’s common stock or advise.

The Company respectfully advises the staff that in connection with the conversion of the Company’s outstanding Series A and Series B Preferred Stock, each holder of Preferred Stock is also entitled to receive a cash payment or may elect to receive such cash payment in the form of common stock of the Company.  This cash or stock payment, as applicable, is a part of the automatic conversion provided for in the Company’s Amended and Restated Articles of Incorporation which conversion is triggered by the offering.

5.

In this regard, please clarify what is meant by the statement that a portion of the net proceeds will be used to pay a cash payment to “certain” holders of your outstanding preferred stock.  To the extent “certain” refers to those holders who elect to receive cash instead of stock, please revise accordingly.  Similarly revise under “Use Proceeds,” at page 7.

U.S. Securities and Exchange Commission

September 23, 2011

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to pages 7 and 27 of Amendment No. 2.

6.

We note your response to our prior comment 13 and that you will update the discussion regarding the use of proceeds for acquisitions, if applicable.  We reissue our comment.  Please disclose any current plans or balance the disclosure to indicate that you have no current plans for a material amount of the proceeds to be used for acquisitions.  Refer to Instruction 5 to Item 504 of Regulation S-K.

The Company affirms it has no current plans for a material amount of the proceeds to be used for acquisitions and that the Company does not have any pending material acquisitions.  The Company has revised the disclosure accordingly. Please refer to pages 7 and 27 of Amendment No. 2.

7.

We note your response to our prior comment 14 and resissue in part.  Please revise to clarify, if true, that you intend to use the remainder of the net proceeds for those purposes listed under (c).

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to page 27 of Amendment No. 2.

Management Discussion and Analysis of Financial Condition, page 33

Liquidity and Capital Resources, page 41

8.

Please revise your disclosure to quantify the company’s material commitments for capital expenditures as of the end of the latest financial year and the anticipated sources of funds needed to fulfill such commitments.  For example, we note from your disclosures contained throughout the document that you are in the process of building new facilities to accommodate the growth of your business.  Refer to Item 303(A)(2)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to page 42 of Amendment No. 2.

9.

We note your response to our prior comment 17 and reissue in part.  Please revise the disclosure related to your credit facility to describe any material covenants and quantify any required financial ratios.

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to page 42 of Amendment No. 2.

Share-Based Compensation, page 45

10.

We note your response to previous comment number 19 and reissue the comment.  Once the pricing of common shares becomes available, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company’s common shares during the periods presented and the expected public offering price.

U.S. Securities and Exchange Commission

September 23, 2011

The Company respectfully submits that it has provided extensive information as to its fair value determinations and the method used for such determinations.  The Company believes the predominant factor that may cause a difference between fair value of the Company’s common shares (as reflected in the strike price of its option grants prior to the consummation of the offering) and the expected public offering price will be the liquidity provided to holders following the consummation of an initial public offering and our listing on the New York Stock Exchange.  Further, as the Company progresses toward consummation of this offering, the board of directors has considered that progress in determining fair value per share for the purpose of the Company’s option grants.  Most recently, the board of directors has made fair value determinations as of March 31, 2011 and June 30, 2011, which were $11.58 and $13.31 per share, respectively.  These fair value determinations have been developed using the same method (including obtaining a valuation report from a third-party valuation firm) as the Company has historically used, though the valuations have increased, due significantly to the rising probability of a liquidity event.  As is common we would expect the lack of liquidity discount to persist until the offering is actually consummated, so that fair value should be lower than the offering price as there never is any certainty of when the offering would be consummated, particularly in light of recent market and economic conditions.

Market Opportunity, page 49

11.

We note your response to our prior comment 24 and reissue the comment.  Please refer to the second paragraph in this section.  Please balance the disclosure in this paragraph to indicate that there is no guarantee that the physicians or practices that currently do not implement EHR or PM solutions, or the providers that do not fully utilize their installed EHR solution, will chose to implement your products.  Similarly revise under “Overview,” at page 2.

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to pages 2 and 50 of Amendment No. 2.

Our Products and Services, page 56

12.

We note your response to our prior comment 25, but do not see the requested revision and reissue the comment.  In the last paragraph of this section, please replace the word “unique,” or support its usage to us on a supplemental basis.

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to page 58.

Annual Cash Incentives, page 72

13.

While we note your response to our prior comment 32, the causal connection between the disclosure of the targets, and the targets actually reached, and the competitive harm is not clear for each of the three listed targets.  Specifically for the disclosure of your revenue targets and the EBITDA targets, as well as the actual results achieved, the causal connection is not clear as revenue and adjusted EBITDA for your fiscal year end June 30, 2011 are disclosed in this document.  We request that you address, with greater specificity, how the disclosure of each of

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September 23, 2011

the performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, would result in substantial competitive harm to the company.  Refer to Instruction 4 of Item 402(b) of Regulation S-K.  In the alternative, please revise this section to disclose the targets and the actual results achieved.

The Company believes disclosure of these targets will result in harm to the Company even when information as to the actual results achieved is available because it provides our competitors with information as to how we forecast that our business will change over time.  For example, if a competitor were to compare the Company’s fiscal year 2009, 2010, and 2011 bonus plan targets against actual results for those fiscal years it could approximate the Company’s future targets and gain insight on how we set targets, manage our business, and incentivize our employees.  Competitors can use this information to adjust their own business plans and strategies to information that is implicit in the Company’s targets.  Further, competitors will use this information to our disadvantage in recruiting and retention of employees, by gauging the likelihood of the Company’s meeting future targets and structuring their compensation packages accordingly.  Finally, the Company believes that if it is forced to disclose its performance targets, the Company will effectively be providing information that will be treated as guidance to the market.  The Company maintains that its bonus plan targets are representative of financial goals that are difficult to achieve and that the Company hopes to meet rather than an indication of financial guidance given to the market that the Company reasonably expects to meet.  Following disclosure of actual results, if the targets are not achieved they will be negatively perceived and inappropriately used by the Company’s competitors as an indication of poor performance.  Comparisons between actual results and performance targets could result in customers or suppliers reluctance to do business with the Company if such comparisons are not favorable.  Further, if the Company is required to disclose the performance targets, due to the competitive disadvantage caused by such disclosure, the Company will be forced to adopt targets that are not sufficiently challenging enough to ensure such targets are meaningful and difficult to achieve.  The adoption of less stringent targets for its bonus plan would be inconsistent with the Company’s goal to reward superior performance through its bonus plan.

Principal and Selling Stockholders, page 84

14.

Please revise the third paragraph to clarify that the number of outstanding shares after the offering will also include the additional shares that the preferred shareholders may elect to receive instead of the cash payment.

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to page 85.

15.

We note your response to our prior comment 33 and reissue in part.  For each of the listed stockholders, and not just the selling stockholders, please identify the natural person(s) who has voting or investment control over the company’s securities that the entity owns.

The Company has provided the requested information for the stockholders currently listed.  The Company is still in the process of identifying which stockholders will sell in the

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September 23, 2011

offering, but, once finalized, the Company will provide the requested information in a future amendment to the Registration Statement.

Balance Sheet, page F-3

16.

We note your response to previous comment number 43 and reissue the comment.  Once pricing becomes available and stockholder elections have been determined, if terms of outstanding equity securities change subsequent to the date of the latest balance sheet and the new terms result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, the filing should include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization.

The Company acknowledges the Staff’s comment and affirms that once pricing is available and the stockholder elections have been finalized, it will provide the requested pro forma balance sheet, if applicable.

Statement of Operations, page F-4

17.

We note you indicate in your response to our prior comment number 44 that implementation and training services differ from your software support services and electronic data interchange and business services such that they are one-time in nature rather than based on renewable contracts, which are recurring in nature.  However, income from implementation and training services are clearly service-based and should be separately stated from product revenue unless the income derived from such services is no more than 10 percent of total revenue in which case may be combined with another class pursuant to Rule 5-03 of Regulation S-X.  As it appears that your revenues from such services represent more than 10 percent of total revenues for each of the years presented, please revise your presentation accordingly.  You may consider a separate line item caption for implementation and training services on the face of your income statement to distinguish such service revenue from other service revenues.  Please note that costs of sales should also be revised accordingly.

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to page F-4 of Amendment No. 2.

Item 15.  Recent Sales of Registered Securities, page II-2

18.

We note your response to our prior comment 53 and reissue the comment in part.  For the 864 shares of common stock that were issued on June 28, 2011 to a consultant, please provide the aggregate consideration received by you.  Refer to Item 701(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to page II-2 of Amendment No. 2.

U.S. Securities and Exchange Commission

September 23, 2011

Exhibits, page II-3

19.

Please file the Form of Series A Preferred Stock Certificate and related Certificate of Designations and Form of Series B Preferred Stock Certificate and related Certificate of Designations or advise.

The terms of the Series A and Series B Preferred Stock are contained in the Company’s Amended and Restated Articles of Incorporation.  The Company has filed the Amended and Restated Articles of Incorporation and related form of Series A and Series B Preferred stock certificates as exhibits to Amendment No. 2.

Other

20.

Please provide currently dated consents from the independent public accountants in any future amendments.

The Company confirms it will provide currently dated consents from Grant Thornton LLP, its independent public accountants, in all future amendments.

****************

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at 404-815-2227.

Very truly yours,

/s/ Reinaldo Pascual

Reinaldo Pascual

of PAUL HASTINGS LLP

RP:mr

Attachments

cc:

Effie Simpson – SEC

Jean Yu – SEC

Susan Block – SEC